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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50-1934675~~

8-48638



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Piedmont Securities, LLC
f/k/a The McMillan Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Boulevard, Suite 380 One Morrocroft Centre
(No. and Street)

Charlotte (City) NC (State) 28211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Minor T. Hinson 704-731-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

100 North Tryon Street, (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

STATE OF NORTH CAROLINA
COUNTY OF MECKLENBURG

OATH OR AFFIRMATION

I, Minor T. Hinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Piedmont Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


KATHLEEN FOWLER
MY COMM. EXP.
NOTARY
PUBLIC
6-17-2004
MECKLENBURG COUNTY, N.C.

Signature

Executive Representative
Title

Notary Public
KATHLEEN FOWLER
MY COMMISSION EXPIRES 06-17-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- NA ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- NA ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- NA ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piedmont Securities, LLC

(A Limited Liability Company)
(f/k/a The McMillan Company, LLC)

Statement of Financial Position
December 31, 2001 and 2000

Piedmont Securities, LLC
(A Limited Liability Company)
(f/k/a The McMillan Company, LLC)
Index to Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 North Tryon Street
Suite 5400
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Member Representatives of
Piedmont Securities, LLC

In our opinion, the accompanying statements of financial position present fairly, in all material respects, the financial position of Piedmont Securities, LLC (f/k/a The McMillan Company, LLC) (the "Company") at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 7, 2002

Piedmont Securities, LLC
(A Limited Liability Company)
(f/k/a The McMillan Company, LLC)
Statement of Financial Position
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 9,762	$ 9,262
	$ 9,762	$ 9,262
Liabilities and Members' Equity		
Current liabilities:		
Accrued expenses	$ 2,300	$ 1,500
Total current liabilities	2,300	1,500
Members' equity	7,462	7,762
	$ 9,762	$ 9,262

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization

Effective October 2001, The McMillan Company, LLC changed its name to Piedmont Securities, LLC (the "Company"). The purpose of the Company is to engage as an investment bank acting in a best efforts capacity as an agent in the private placement of debt and equity securities to qualified institutional purchasers and to engage in any lawful act or activity for which limited liability companies may be organized under the Act.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Cash equivalents are recorded at fair market value and represent investments held in an FDIC insured money market account.

Income Taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, taxable income is attributed directly to its members.

Concentration of Credit Risk and Financial Instruments

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its temporary cash investments *primarily with one FDIC insured financial institution.*

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocations of Profits and Losses

The net profit or net loss of the Company, as determined by the Treasury Regulation, promulgated under Section 704 of the Code is credited or charged to each member at the end of each calendar year based on the members sharing percentages. Items of taxable income or loss shall be allocated among the members in the same proportions as net profit or net loss.

NASD Regulations

The Company is a registered broker-dealer with the National Association of Securities Dealers ("NASD"). NASD registration requires the Company to maintain a minimum net capital balance, as defined, of $5,000 at all times. The Company must notify the NASD immediately if the net capital balance requirement is violated and must cease all securities business until the Company's net capital balance exceeds the minimum requirement. The Company retains its NASD registration in good standing.

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) because the Company does not accept securities or cash payments for securities from clients, and, if the Company did engage in this business, the Company is required to clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker.

2. Related Party Transactions

In October 2000, four members withdrew as officers and members of the Company. In accordance with the reorganization agreement, the "Agreement", the Company purchased the members' interest at a price equal to 23% for three members and 8% for one member of the Company's equity as of October 10, 2000. Additionally, the existing member received a distribution equal to 23% of the Company's equity as of October 10, 2000. The Agreement also provided for the admission of two new members to the Company for a capital contribution equal to approximately $8,600 per member.